Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Northland transcripts Sept 2021

Mike Lattimore. Here with Northland capital. And I cover IoT and communication SAS for Northland capital. We have the management team from KORE Wireless on today. Romil Bahl KORE CEO and Puneet Pamnani, CFO. Thanks for joining us. I think everybody that’s on the line knows that Cerberus-back SPAC is acquiring KORE, the shareholder votes, September 16. And this will be mostly q&a, but I thought it’d be worthwhile Romil if you just hit a few of the highlights kind of level set things. And then I’ll ask around here.

Romil Bahl: Yeah, no, outstanding man. Again, thanks for having us. Myself, I’m delighted to be here. A few of the faces on the left side of this page are obviously the CTAC guys, and they’ll come in, you know, we have long talked about how, you know, we thought going public was not just a viable strategic alternative for us, but, frankly, was maybe the preferred approach given a number of factors that make us a great public company. That said, we weren’t necessarily looking to go with a SPAC. And frankly, we rejected several notions and reach-outs from SPACs over the years. And then until I should say, CTAC said, ‘Look, we are serious about this, we want to launch a franchise CTAC one,’ and actually called Abry, our private equity shop and said they wanted to talk to KORE and the Abry guys though credible sponsor that we should take one Zoom call. And so what started as one Zoom call, and we you know, were one of over 100 assets that they were looking at, and that Zoom call obviously it went very well. We were very impressed with the likes of Tim Donahue, legends in the telco industry. And some of the advisors that these guys brought and if they were on this call, they will tell you that they have five very strong criteria. They looked again at over 100 assets they picked us after doing diligence on about a half dozen late last year. We went to exclusive with them; we did the PIPE in February. We were 2x oversubscribed, the PIPE led by the likes of Koch Industries and BlackRock. We upsized our PIPE the total transaction just very quickly just for background purposes, a little over a billion dollars. Only about 15 times next year as you guys look at 2022, and I say only because you know certainly in the private equity markets, IoT assets much, much smaller than ours are going in 25 times and higher actually, it’s kind of interesting situation to be a pioneer in the public markets that they don’t quite know how to comp us and all that sort of stuff. So we appreciate guys like Mike Latimore, who were helping us with that issue. But anyway, that’s the transaction. I think, Mike, what you really want me to do is, is hit there’s some sources of uses – I’ll tell you one other thing on this uses and sources page — not a dollar is being used or being viewed as an exit here. Okay. So net of expenses to banks, auditors and everything else, every dollar that we’re raising the PIPE and SPAC is going to pay down debt, we have a crazy amount of debt, just our senior debt is about five and a half turns of EBITDA. If I had my preferred equity tranche, which is, but it’s expensive, we’re something like nine or nine times leveraged today. And getting that down to—subject to what happens in redemption — in pro forma, we have zero redemptions to less than two times gives us the financial flexibility that we so dearly want to unleash shareholder value creation, to unleash m&a, amongst other growth drivers, but now to the business. Right. So if we were to summarize for the seven key highlights of the company, these are the seven points on this page. I’ll maybe talk to these at a level Mike, and I’ll turn it over to you for questions if that works.

You know, I’ve already said this, we’re a pure play Internet of Things company. That is what we do, right? In our current avatar, which is KORE three-dot-O. This leadership team has been around three, three and a half years. That’s, that’s what we call in this era. We are the world’s leaders leading IoT solution enabler, the what we do is best defined by the phrase deploy, manage and scale. It sort of doesn’t matter to us what your IoT application is, is it a connected health application is remote patient monitoring, is it pet tracking, is is a fleet management, it doesn’t matter what it is that you’re tracking what your devices are connected to the internet for, we help you deploy those successfully, manage them seamlessly, and scale securely and confidently. How we do it is connectivity, solutions and analytics. So our bread and butter is CaaS business – our Connectivity as a Service — business, our services, IoT managed services and analytics business that we have added really just over these last three years. And it’s a fast growing part of our business has gone from 0% of the company a few years ago, if you saw the q2 results, is getting awfully close to sort of a 70:30 / 71:29 type mix, just for that quarter. We ended last year in less than that, right? Anyway, so that’s the setup of the company. To round out the growth platform, we believe we are apart from this one of a kind competitive positioning in the market. We have 3600 enterprise customers today. Right? Some of them we have tiny wallet shares — just only connectivity; less than 200 of them, but multiple services from us. So as we cross sell into this base of customers, in fact, Puneet didn’t have to model really much of any new customer revenue into what we call the base case, which is what we’ve put out there for underwriting purposes. The five year model some of you will have seen that gets to $440 million in revenue in 2025. So mostly it’s an existing already have the customers kind of story. We’re obviously just a usage-based pricing type business model. You know, Twilio started a few years ago with an SMS text type of asset and hit a hit a seam of growth. We are starting with an IoT connectivity asset with 44 back end integrations and some terrific IP that I’ll talk about further, if you’d like, which is really we hope, we’d love to go on a on a journey like theirs [Twillio]. We’re learning a thing or two from how they’ve approached things. We’re admirers of what they do.

Going with all of this is the fact that the market is just exploding, right? The last decade has been on the one hand disappointing. For IoT there’s been challenges we’ve had to learn. The industry made it hard for customers to adopt IoT and [companies had to] put everything together yourself and Lego bricks together yourself. But we’ve learned from it. And as companies who now have successful regional pilots, proof of concepts or indeed scaled up deployments are now looking to go global. As every product that gets shipped anywhere in the world, no matter where it’s manufactured, wants to be connected, wants to be intelligent. It sets up a massive opportunity. We’re going from roughly 12 billion IoT devices at the end of 2020 to roughly 75 billion devices at the end of 2030. Right. That’s the kind of growth that we’re sort of putting our heads into. And, you know, certainly we hope to get our share, we hope to get more than our share, as we as we diversify the services we provide, and the revenue levers that we have for the future. So we solve for the complexities and some of the challenges that I talked about the last decade had with IoT in a box or one stop shop type mentality, that’s connectivity solutions, analytics, people can just come to us, we can get a lot of the basics to work. And then they can just go do what they need to do most people do with the data, they can certainly get the data from us and go, industry leading IP. Three sacks of technology, we’ve invested 50 million bucks the last three years into this transformation, over 30 million of that has been in technology, about half our staff in general across our team are working in some form on technology, r&d, and product engineering. And then we get to the series of financial things that make us a great candidate to be a public company. Right, very, very limited downside risk, because of the great revenue visibility 91% plus recurring revenue last year, every time you put a SIM out there in our CaaS service, as a service, service offering area, every time you deploy a device or a customer, and they start paying you for that, you’re pretty much sure you’re going to get that revenue for seven to 10 years. And as device life cycles are getting longer, because batteries be getting battery power is getting better, our ability to use low power is getting better. And so these devices are going to be out there for 12 to 15 years, the cost of replacing that SIM is too high, you can’t replace that SIM for saving 10 a month or whatever your ARPU savings might be. And so that’s what gives us this fantastic recurring revenue. And as you get the sales and the strategy moving, flywheels SIMs getting out there, like we’ve had these four and six quarters, you’re starting to feel the momentum of what we can do.

The IoT CaaS business is not a business we’re running away from; yes, we’ve added new services, because we think there’s a fundamental customer problem we want to solve and give us extra revenue levers. But we’re not running away from connectivity; it’s a strong business- 60% gross margin business. And if we weren’t investing so heavily in connectivity, but also across our newer services, right, as a company, we were we were actually closer to 30% and EBITDA margins, not a whole lot of capex, it’s a wonderful thing to be able to build a business on top of the heavy capex expenditures of our satellite partners, our MNO partners, we spend billions of dollars on spectrum on keeping birds in the sky or towers on the ground working. We know we have low capex, and that’s generates free cash flow. In fact, over the next five years, if we just hit the base case, of $414 million, in 2025, we throw off $350 million in free cash flow. We’d like to deploy to M&A and other things. And that’s the base case, the upside case, we would love to do, or execute to is closer to a billion dollars right now that billion dollars will have $300 million and more of m&a inorganic revenue. And so we’re not looking to underwrite to that aspirational upside case number. We’re only putting out the $414 million number for now. But we think it’s a highly attractive assess that investment. And we think it’s a highly diversified, right. I mean, if you want to play in one trend, you know, is coming with eSIM and 5g and everything else, it’s IoT. And we’re not trying to be the next best. Anything, we’re not trying to be the next best fleet management or the next best pet tracking or the next best glucose monitoring for diabetes. We enable all those guys right where Levi’s and you know, we’re selling pickaxes and tools to the Forty Niners is how I think about our strategy. We’re not trying to be, you know, an individual guy trying to be the best out there. And that really gives us a very strong strategic foundation and market tailwinds to build our business on. So with that, I’ll take a pause Mike and see where you’d like to go.

Mike Lattimore: Thanks. Thanks. Romil. I guess I had to start here, I just want to talk a little bit about the technology and the value you bring. But I guess we think about the Internet of Things, right? There’s sort of clear value there and sort of new insights from remote monitoring, corporate efficiencies, new revenue streams, but it seems like the big, if not one of the really the biggest impediment to deploying IoT, has been this complexity. So maybe can you talk a little bit more detail about the complex that your customers are dealing with one and then to yourself.

Romil Bahl: Yeah, I’d love to actually let me see if I can’t find a slide here. And if you’ll allow me to not just talk about the challenges and kind of how we solve them, but maybe we’ll flip right around and apply it to a real customer use case, at a level just to sort of prove the point. Right, so. So let’s do challenges first. So the little beehive looking thing on the left, sort of speaks for itself, right? IoT security and the bottom foundational issue here, right? It’s great, we’ll have 75 billion connected devices in the world that’s like, whatever it is eight devices, nine devices per human being on the planet, by 2030. But that’s also 75 billion ways to get into our networks and things we need to worry about. Right? So security’s an issue of the lack of deployment planning experience, like a mouse, I have the expertise, a lot of these issues have plagued IoT, certainly the first five or six years of the last decade, meaning from 2010 2011 timeframe, when the hype started for IoT, till about 2015 /2016, when we realized just you know, all these complexities and what to do about them, those were some of the big issues, interoperability, compatibility, different technologies, there is a myriad of just terminology, just inside of wireless, right? If you’re talking about 2g, and 3g, and 4g, and 5g then we’re talking about these built for IoT, LTE type technologies within the IoT CatM. I mean, it’s and, and you have an exploding, increasing number of technology choices, with a bewildering array of modules and devices and antennas and everything else that you need to go with it. And oh, by the way, it’s different by country and region, you know, it’s just…. The fact that somebody like KORE can be the trusted adviser to the customer, and just orchestrate above that and say, we will make it work no matter where, it’s actually a very powerful, one of the answers to your question of how do we solve that kind of issue. But just to stay on the challenges for a minute compliance, regulatory issues, not just in healthcare with HIPAA and everything else. But, frankly, in transportation where ELD, right electronic logging of driver data, you know, you can’t drive a truck without some of these compliance tools in place. Insurance is taking us there, and our usage based insurance, and on and on and on. And then, you know, back to my point of making our customers put all the Lego bricks together, our industry really messed this one up, right? I mean, far from making it, you know, as easy to pick up and use, like, you know, one of these phones is kind of how I think about how easy to be to use IoT, or adopt IoT. You know, we have asked our customers to take on the job of identifying partners that do all the things that need to be done to launch an end-to-end solution. In fact, there was a consulting study that was put out there that an average of 18 partners are required to launch one end solution for any enterprise 18 partners as the middle point there, the fragmented ecosystem. The result of all of these challenges, certainly the first five, six years and last decade in fact, a Cisco study in 2016, I want to say, that said two-thirds, almost two-thirds 64% I believe was the number of all IoT POCs and prototypes, fail, right or stall for whatever reason. So enter KORE, right, so what we saw this, right, I mean, certainly when I got here, learned from our customers and what they had to do and how many times they had to work things out until they got it right. And then they started to grow. I realized that boy, if we could take that, that launch time, we could bring learnings to them, if we could take the 18 or 24 months it takes for them to launch an IoT application get down to 18 to 24 weeks. That’s our aspiration, right? There’s so much value, not just in the time and the acceleration, but in the fact that we’ll actually get it right because we actually know what it takes to get it done. So we came up with a fundamental framework, which is our seven by seven, as we call it into the seven steps on the right side of the page that it takes to launch an IoT application no matter what that IoT application is it could be as simple as, you know, smart meters or Smart Lighting, to as complex as you want to make the use case. And each of these has seven steps underneath 49 ___ if you have to deal with major deliverables that you have to get done. And that’s where typically an enterprise would have, again, up to 18 partners on average, but some, some enterprises have many more.

And so, so now you can come to us. And we can do much of all of that, in fact, that 42 of those 49 things we either do ourselves, or do in conjunction with partners, which is a boon for companies looking to adopt IoT. So now let’s apply that to real life. Right. So this is a large medical device. This company that all of you will recognize, instantly, if I said the name, we’ve been working with them for now, about 11 years, we’re working on their ninth generation of their product right now, or have the solution. Our solution architects, their engineers, you know, working together, we don’t do the manufacturing, obviously, is a third party that does the manufacturing of the device, and ships to us. Effectively, these guys provide a cardiac rhythm monitoring solution. So under connected health in the remote patient monitoring segment, which is exploded, by the way, there’s a new RPM company being founded every day, one a day in the United States alone, today is the explosion that’s happening in this space. But they’re one of the leaders of cardiac rhythm monitoring one of the top three players. And over the years, obviously, their subscriber base has grown, right. So there’s almost a million people with their solution. So they have a pacemaker. Getting the data off of that. There’s almost a million people at the end of last year. We ship this solution, or Well, I should say, because the end solution is the customers, that customer provides the solution to patients in 57 countries in the world. By the way, when people move, they take their pacemakers with them it turns out. And so we actually gather data from over 100 countries, for this customer. And when you think about that, and use that, you know, you think about what these guys would have to do to just get connectivity to work, even one carrier per country. And that’s not pragmatic. So you will need two to three carriers per country, but over 100 countries, I mean, you’d have 200 carrier partners, right? Forget the 18 partner average for a second, these guys would have just a mess on their hands just trying to get 200 platforms 200 bills, 200 numbers to call for support? It’s a non starter, right. So they obviously count on our IoT CaaS service offering to solve that problem for them. And by the way, that’s the right side of this page, the global connectivity to almost a million subscribers. Last year, there were over a million this year, growing about 20% a year, little over $8 million in revenue on the right hand side of this picture. On the left hand side of the page is all the solutions and services that we provide. So back to my make it really easy to adopt. This customer literally just sends us the purchase order, and says, here’s how many units I want for the next quarter. And then we go off to work, right, we placed the order with the third party that does manufacturing for this customer, they ship those devices to us, we get the devices in, test them right make sure the right firmware software, insert a SIM, make sure the connectivity is working, we stage it, we kit it, we lock it down with MDM technology and then we ship it. And by the way we support it. If it’s designed offices just work and be seamless. My 80-year-old father who doesn’t have a full blown pacemaker, he has a little heart monitor device, though, he’s not going to want to mess around with something, pretty much work coming out of the box. And if you need support, we’ll take that support. And so for all of that, on a per device level, you know, we charge so much more than we do for connectivity. And so the left side of this page last year was a little over $23 million in revenue. Right. And so that’s what gets us really excited from a revenue and growth perspective is if we can cross sell these newer services to our customers who have connectivity, we can grow revenue much faster. Now, not all of them will buy this entire set of services like this customer has. But We sure hope there’ll be a few more like this right. And those will be our anchor accounts in our focus industry.

Mike Latimore: It does remind me of touched on Twilio earlier does remind you of Twilio messaging, where, you know, in the old days, you would hire Accenture, they buy a bunch of software tools, they do 20 different network agreements, so you can do messaging around the world. Now it’s simple by with a communications platform as a service. That’s very, very similar analogous to what you guys are doing in IoT. In terms of that simplification notice, you know, that’s sort of one of your tagline right is simplifying IoT. Can you talk a little bit, a little bit about how your platform is shrunk the time to develop and deploy an IoT application? I know we’re getting more complex and ever evolving. But first sort of a standard use case. Can you visibly see how timelines have shrunk for development?

Romil Bahl: Yeah, I mean, the one of the great examples of this, in fact, let me just flip forward one page for a second and I’m going to do the somewhat daunting task of talking about simplification on a chart that looks much more complex. We’re looking at lots of stuff on it, but it’s the stuff is our IP stuff. For them, and I talked about how we spent over 30 million bucks on these three stacks, right? The KORE One platform is the first stack, the eSIM stack is the second one, and the cellular KORE or hyper KORE, because it’s cloud native, hyper KORE offering is the third stack and, and these technologies, this IP manifests itself in various ways. We can integrate right into enterprise customers, applications, and so that it’s seamless for them when they’re doing their ordering or whatever their own order management systems. It just sort of seamlessly comes to us. By the way, we like that, because we’re getting stickier all the time. When I’ve got API’s into you and I got VPNs sending your data, right? I mean, it’s we’re, we’re starting to become just a part of the operation anyway, even if you’re not buying a bunch of services from us, even if they’re just doing connectivity. But manifests itself that way, or indeed, as just a fast tool, wherever the portal, you can log in, and have access to ConnectivityPro to SecurityPro, our security offering, etc, etc.

But why did I come to this page to ask the question of simplification rights? Just a couple of pointers. First of all, if you’re the customer, we just talked about shipping to 57 countries getting data off 100 plus countries, just the hundreds of networks you would need to connect to and what happens when there’s no cellular, you need satellite, right. In fact, one of the customer applications that I was asked to present, because we won the highest impact IoT impact, connected impact, which was the theme of Mobile World Congress, Barcelona. So I got to present the King of Spain and a bunch of other dignitaries. One of these Winning Solutions is a drone that delivers essential supplies, right, so you want to get the COVID vaccine out to these places. You need a drone you need connected all the time. Well, there’s no cellular networks out in Malawi in the Democratic Republic of Congo, or in the northern part of Scotland, in this customer serves, the Shetland Islands, which otherwise it would take two days just to get a test back and forth between barges and canals and trying to get up there. So my point is integrating all of the technologies that are needed anywhere in the world to make it work. Massive simplification, when you could come to one platform, one screen, one bill, one number to call for support, right? So that’s, and by the way, it’s taken us 20 years to build that asset, right. And we couldn’t have built it organically, you know, each of these individual integrations into an MNO. First of all, there has to be open to do it. And then it takes one to two years, $1 to $2 million. And that’s us on our side of costs, whatever it costs them. I mean, it’s crazy. And increasingly don’t want too many people to have these. And so we have to do a bunch of inorganic activity before I arrived, but have done an acquisitions where that create this connectivity asset. But another great example of simplification is the eSIM, which is that number two. So we’ve talked a lot about have talked a lot about, you know, having instead of 100 carriers or 200 carriers out there, having one screen, one carrier called KORE, right. That’s great that solves the front end of the problem, if you will, it does not solve the back end of the problem. The back end of the problem is if I’m sending connected products to let’s say 20 countries and each country needs between two and three carriers, right I need AT&T, Verizon and TMo to make sure I work anywhere well in the United States. So two to three times 20 picking up on the middle 2.5 times 20 let’s call it 50 carriers, right. primetime problem solved our core. But I still need 50 SIM cards for those 50 carriers. And I need them in every place I manufacture those products. I need a forecast that’s actually right. We all know those things are wrong the day they are written; don’t know where we’re going to ship why where sales are going to go. mistakes are made. So those 50 SKUs that you have in your factory floor. mistakes are made — Dutch SIMs are put in products that are going to Denmark; it’s not going to work like this there, customers are ticked off as abrasion that now hundreds of dollars spent in getting the crew out there to change that SIMout. It is very very painful. Enter eSIM. Enter a KORE SIM which is built to the EU ICC standards or eSIM standards set by GSMA. And you basically get the customer on a journey from 50 SKUs down to one. One smartcard, one smart KORE eSIM as it shows there are multiple profiles. And the point isn’t that I have the right profile on there. The point is, we can do infield updates over the air, right, so these smart cards with applets, etc, we can basically have them call home on a bootstrap profile, which is the number one core profile there, if you could see that you would know what I’m talking about. But it’s a smart bootstrap that can wake up anywhere in the world and get connected. And yeah, it’s expensive rolling call for the first minute, where it says, here’s where I am. And I’m connected to China Unicom in Shanghai, then we can download a local profile on there, if it isn’t already on there. And boom, we are often connected locally at a low cost, high quality of service kind of way. And we’re often done, right. And that simplification to the supply chain is, I mean, I cannot tell you how immense eSIM is, as an enabler of our connected planet. We shipped about almost a million eSIMs last year out of 5 million total SIMs shipped. I think it’ll flip the other way in the next couple, three years. And then at some point, it should be pretty much 100% eSIMs that we’re shipping, why would anyone want to be locked into any one carrier?

Mike Latimore: Should our pros merge those two?

Romil Bahl: Yeah, I mean, look, it comes with interesting economic opportunities, for sure. And then at some point, you know, just in case, plastic entirely goes away, which we sort of subscribe to that theory, that the SIM card itself will be gone. And there’ll be something called iSIM, where it’s, you know, all of the module, the radio feature and function set is programmed into the silicon and of the chip itself. Even in that world, right, we will be able to do exactly what we do today, just without the plastic, and that actually increases profitability, potentially went one step further.

Mike Latimore: So just on the broader landscape, you know, one of the reports that kind of highlights you guys in the industry is the Gartner Magic Quadrant. And just looking at the last several years, KORE’s moved out the most among all the vendors within that Magic Quadrant, you guys are in the leaders quadrant now. And you’re really the only software company in that leader’s quadrant, but kinda reminds me of Ring Central, moving from, you know, challengers to leadership, as they kind of their software overcame some of the network providers, let’s say so, I guess, you know, maybe talk a little bit about do you see those other players, as competitors, like the Vodafone’s of the world? And then why do you win against some of these smaller networks? network companies?

Romil Bahl: I don’t think I have it in this document will not bring up a page Mike that I think might help us. This one. All right. try this again. So yeah, so look, so first of all, I’ll just say that the Gartner report you’re talking about is connectivity focused. In fact, one of our feedbacks to Gartner. You know, this isn’t good enough. I mean, it’s sort of points to the same thing that you and I talked about a couple of times, which is there’s no comps, there’s, there’s nobody saying they do what we are saying we’re doing, we’re right. I mean, we have a bit of a pioneering strategy, which says, Connectivity, Solutions, Analytics in one place, right? And Gartner isn’t exactly set up to measure that. They’ve never had to measure that right. But it’s been breathtaking movement over for us over the three years. The first year, they heard our strategy, and they kind of nodded at me and smiled and said, Yeah, good stuff. I’m not sure they moved out that might move a little bit. But then the next year, they moved as was a much bigger move for us has been on the dimension of the vision and the strategy point that they make versus the other dimension, which is execution. And now we’re like on a vision dimension. We’re like, top two or something, right? I mean, like you said, with Voda, which is by far been the connectivity leader in IoT. So let’s parse all of this down inside Connectivity. How do we think about the competition? Yeah, I mean, at some level, or any of these names, Voda included, and Verizon and AT&T, they are all our partners. And yet, they could be a competitor in any one given situation, right. And if a higher data volume opportunity showed up, General Motors says, let’s put an RFP out there for connectivity sure. I mean, not just AT&T, Verizon, TMo, and maybe Voda, and maybe others. Telefonica would want to crack at that RFP. Frankly, Mike, we won’t let our sales people compete for that business. I mean, it’s just, it doesn’t play to our value proposition. It’s as simple one carrier, one country type solution. And these guys will throw it away, right? I mean, just for saying they have GM as a customer, the economics of those things is terrible. I want to run a 60% gross margin business right? Now, the minute you need all three of the carriers in the United States, and you want to go to Mexico, and you want to go to Canada, and you want to go to the UK next, and then Belgium and the Netherlands, when now you’re playing my game, and there really isn’t another player, right? There’s others that are trying to become like us, there’s a company called Wireless Logic out of the UK, bought about three years ago, for actually about 25 times EBITDA they were saying earlier, even though there were much more at the time, and the private equity shop has taken a page out of Abry’s book, Montague, and then I don’t know what half dozen, maybe acquisitions over the last three years on the wireless logic, all European, little European, IoT, you know, country specific companies. And so they’ve got a pretty good pan European conversation going now our value proposition going now. And so we’ll see them, you know, relatively often in Europe. But when it’s a truly global type of opportunity in connectivity, there’s still really isn’t anybody that can compete. When Verizon gets a call from a large pharmaceutical player in Denmark, who actually, by the way, uses Verizon for their telco activities for their offices in the United States. And they say, look, we want to run a clinical trial in 80 countries in the next three years. Verizon turned to us and said ‘you need to front this thing.’ So we actually primed that one and won it with Verizon being second. Right, so that’s how to think about connectivity. Now, you add in all of the services, and the analytics stuff, and the fact that we can partner with all these other companies to bring exactly what the customer needs and make it work. Now you start to just layer differentiate— the way you win, there isn’t anybody else out there. So what we need to do, and one of the big reasons to go public is to tell our story to educate the customer base, that you can actually ask for this. When they ask for this. ‘Like, how much can you do in One Stop, please?’ You know, we sort of won’t lose. I mean, obviously, I can’t say it that way, right? I mean, obviously, it’s not gonna be 100% win rate or anything. But, you know, an example is one of the world’s largest clinical trials, companies, CRO, that runs clinical trials, clinical research organizations, ran a soup to nuts, full blown RFP process this past 10 months, we won that one, right. And that’s going to be a big customer for us, maybe a little bit this year, but certainly next year, it’ll be a very nice anchor customer for us. And so as customers start to put it together, I think we will compete better and better. And likewise, we are getting better and better and just not competing at the very, very simple high volume, low margin types of things that some of these guys individually will compete on.

Mike Latimore: And I would have to imagine, especially the ones more on the left side, they don’t have half their employee base and r&d like you guys are which also that simplification?

Romil Bahl: Exactly. It’s like when I talked about the very first time we met, right, how much can you put up the software and make it simple and then, right. And then in partnerships with the hyper scalars, to very excited about, we got like seven projects on AWS alone. I just, you know, just continue to right to make this experience and the usability just really easy to pick up and go.

Mike Lattimore: So just want to touch on ARPU for a second. You know, there’s the trend right now to 4g for 3g, right, that’s sort of well documented terms of the ARPU headwind, kind of once that’s done. How should we think about ARPU after that, particularly as we go from 4g to 5g? Is there anything that we need to be concerned about this? The transition to 5g occurs here from a market standpoint?

Romil Bahl: Yeah, so not so much. Right. So actually, I was gonna go to the financial pages and see if Puneet wanted to get on these points, but I’ll stay on this page for a minute. So as you can see, this is sort of how we think about it. The red part of this curve. And these are devices going from 12 million to 75 billion in 2030. And how they break out into short range and broad ranges and just for those of the audience that haven’t seen this chart before, and this is a breathtaking growth kind of broken down by technology and connectivity protocols, specifically, but you can see we see broadband critical IoT in the 4g 5g high speeds stuff kind of very similarly. And then today’s LPWA a beginnings of narrowband NB IoT and cat m, will become the future massive IoT and 5g land that’s in the orange. Right? So number of devices is more obviously in the massive IoT space. As you can see, we sort of think of these as far more seamless, far more, you know, sort of network of networks type of approach to it. I think the telcos are getting much smarter about how they’re designing these networks, to make it all backward compatible and work together. And so long way of saying, What’s the Long Term Evolution, LTE, evolution becomes a lot easier from 4g to 5g to 6g-- we will see less trauma, less price reductions, the technology is built now, for data. The problem in the old days was it was either analog or whatever, but it was voice and it was voice, consumer mobile network technology that we were piggybacking on for the purposes of connecting machines. That’s where machine to machine and IoT started. That’s why the days of 2g and 3g will pay crazy amounts of money. And now you’re not in the world of 4g. But my point is, there isn’t some big step change from here coming, that’s going to suddenly massively reduce. So I actually believe that, ARPU at some point will start to curve back upwards, like because, you know, as our customers and use case, by use case, the use case, I can give you five examples off the top my head of where 10 years ago, it was a one megabyte type plan. And now it’s becoming hundreds of megabytes plans. As these use cases get, you know, there’s video and all of this stuff is happening. And so I actually believe that on a device Levy, on a per megabyte level, ARPUs may still always have some, you know, technology will always get cheaper type of feel to it. But I’m using 100 megs instead of one, ARPUs are going to start to go up at some point.

Mike Lattimore: And just stay at gross margin within that category. Which is fair to say that network termination and network costs are the biggest cost of goods sold. One and two, what sort of what’s the normal? what’s normal yearly Price erosion that happens with network termination?

Romil Bahl: Yes. So let me say a couple of things. Let me get to a page that I can talk for a second or two. So first of all, the largest part of the cost of goods sold or cost revenue for the CaaS business is indeed the raw connectivity, the wholesale bulk connectivity that we buy, the satellite, the MnO via whatever, then we obviously slice and dice, package that up for our customers differently. We optimize across all of our customers, we very rarely pay any overages back when we actually bill customers for overages. That’s one of the contributing factors. And as the data science gets better, Puneet is running a series of data science and optimization rev assurance, rev optimizations projects each year, and we just keep getting better at it. That’s what’s helping us maintain those margins there. And then, well, then you sort of ask the question about how to think about trends. And I think this will be helpful. But let me say this, and then I’ll stop for a second, make sure I’m hitting the point.

So the orange part of this page is the CaaS business. Right. And as you said correctly, the headwinds of, of the ARPU are hitting us, we’re just absorbing that right now. But the really good news is 80% of our businesses in the US and our US sunsets are about done in the next year year and a half, which is why you see us going from a relatively flattish kind of slow growth kind of feel, to much healthier growth in 2023 and beyond. Because you know what? Well, two things are happening. My one time, customers lost from the acquisition period seven years ago, six years ago, are gone. $5 million in revenue next year, as you can see, that’s gone. So that is not digging a hole for me. And then the ARPU holes are not being dug in. So now I can grow right. In general, you know, I’ve got a 10% hole to fill, even if I’m growing 20% it looks like a 10% growth right now is the point I’m trying to make. Now we have 14% CAGR marked on there for the orange. I can tell you what that is. That is the fact that our existing customers largely speaking, are growing on average at 20%. That means just serve them well. Don’t lose them which by the way, we’re doing that losing customers. The volume that they’re putting out there every year is 20% more units. So you should say why are you growing 20%. Puneet is a conservative guy under promise over deliver guy. And he took 6% out of that 20% for our ongoing ARPU declines, which again, may or may not happen, may happen for a little while, then may start to curve the other way, because more bandwidth is being used. And certainly once 5g hits, which we think it’s still a couple of years from being mature, that’ll really help us right. But that’s the conservative math that adds up to the 14% today.

Puneet Pamnani: To answer your question directly, most of what’s goes into cost of goods. So is, is what we pay for connectivity. And outside services and devices. There is some, there is some internal costs also related to warehousing, networking, that data centers ____.

Mike Lattimore: Just stay on this chart Romil or Puneet. You’ve guided $219 for the year, you know, you’ve reported your first and second quarter, you just got to analyze that you’re going to come in about $219, let’s say I guess, you know, what’s been driving strength relative to your original guidance and for continuing the second half of the year?

Romil Bahl: Yeah, that’s a really good question. And while on the one hand, it’s been nice to put out a press release, after press release, saying record revenue for q1 revenue, record revenue for q2. You know, I’m always a bit cautious. I mean, we’re not saying that we are this 19%/ 20% growth company that, that these earnings releases are yet. Because we’re still sort of halfway as you know, through our five-year transformation of what we’re trying to become, right. So we have been helped this year. So first of all, the business has performed really well. The sales momentum from last year has kicked in, we have performed better, certainly than the guidance, right. But we’ve also been held certainly in q2, and we’ll be in the second half of this year, with the timing acceleration project with our largest customers, the customer case study we looked at earlier, they wanted us to bid on an RFP to include some extra volume to replace the 2g, 3g devices that they had out. And so that’s obviously 300,000 units of extra volume there that we have been told by the customer would be largely run in q4 this year, meaning next quarter, and then the first half of next year. So that’s where in our funnel, you know, that opportunity sat. Well, for a number of reasons that may be too detailed get into exactly why. But just suffice it to say, they ended up going with their existing device, they wanted to de-risk themselves from their new devices getting certified by the FDA, etc. They placed a very big end of life order on their own device manufacturer in April. And so largely that revenue that would have gone to q4, q1 q2 of ‘22 is coming in q2, q3, q4 this year. And so that’s, you know, in fairness, it would not be fair for us to protect the investor base to anybody out there, that oh, this is just, we’re off to the races. We’re a couple of years, a couple of years, from being off to the races like that. And so there is a bit of pull forward there. Now, let me end that whole explanation with one comment. If you add the $219 and the $238 you are at $456, $457. Right. We will, we will, we will comfortably beat that $456/ $457 when we’re done adding up 2021 and 2022.

Mike Lattimore: So sounds like you’re having your traction on a number of verticals, particularly healthcare. You mentioned the CRO win — it sounds like that could help next year. Thanks.

Romil Bahl: Yeah, I mean, look again, the objective is always to go fill whatever holes, quote, unquote, to keep using that terminology, one has, right? The interesting 2022 story is that on top of the hole of the one-time churn and the ARPU, we now have this quote unquote, hole from this big customer that we won’t have next year, right, so, but that’s the challenge. Let’s go. Let’s go fill it.

Mike Lattimore: Well, let’s see. I guess I’ve done a couple minutes over here. But listen, I just want to touch on two more things. One is, you hear a lot about supply chain constraints, like how do you think about supply chain in your world?

Romil Bahl: Yeah, so maybe, you know, in general unhelpful, right, and getting more acutely so, as the days pass, we’ve been relatively good at getting ahead of the problem ourselves on what we control. So we haven’t had any situations where we didn’t have, or you know, SIMs those sorts of things we got ahead of that. And we’re trying to stay ahead of that as much as possible. But our customers who are getting into trouble because they’re unable to get their devices, that’s hurting us, right? That’s restricting growth, that we will never exactly be able to measure across all our customers and how many orders we should have seen by now or would have helped us going into next year kind of stuff that just ____ so that’s, an issue. The other sort of, you know, corollary of this story is that a number of our customers who are looking to replace their 2g, 3g devices, with 4g LTE devices are now feeling like they left it too late. By the way, even though that was revenue impact to us, meaning LTE revenues much lower for us than 3g revenue, we’ve been telling our customers for three and four years get on with this, get on with this get on with this, right, the migration is something you have to do to de-risk yourselves, well, those that left that late, are now having trouble getting hold of their devices. And so there’s now going to be let’s just use the word I used earlier, a little bit more trauma out there across some of our customers, as they’re navigating these waters. But, you know, I mean, if you see fit to view us as the 5, 10, frankly, 15 year story, we are with this crazy IoT wave, I mean, noise of a few quarters of anything, you know, is only worth so much time and worry, right? I mean, the demand is going to come back, all of these devices will show back up, it’ll end up helping ‘23 and ‘24, and so forth, if we’re a little bit slower in ’22.

Mike Lattimore: Makes sense. And then last one, you know, you’re raising some money here, you’re gonna have lower, you know, debt ratios, like to make acquisitions sounds like, maybe just touch a couple of the key acquisition criteria you have.

Romil Bahl: I mean, I look, I think the main one I like to talk about from an acquisition perspective is, you know, building out these industry practices, so this year, for the very first time, sort of fleet, which has long been telematics long been our largest industry, as the one at the bottom of this page. And then connected health, which became our largest industry last year, as the pandemic, you know, as 18 months of the pandemic has been, like 18, or 20 years of adoption and innovation in healthcare. And so, you know, we stripped those two, we’ve had great success by doing it by focusing, and by hiring and attracting talent, that can talk this language with their customers and build these use cases, the use cases where 80% 90% of IoT dollars are being spent, that we’re focused on, right. And we want to get asset, industrial, communication services really going for real, right. And so you can do that organically to some degree. Right. And we certainly hope that the new Pubco board will support greater investments, etc. Equally, you know, acquisitions is a great way to do this, right? I mean, one of the things that drove our connected health success with the acquisition of a company called Integron, which was, about 80 – 85 percent healthcare focused when we bought them. And you know, the CEO, the head of Integron, came in, and is now kind of the CEO of our KORE connected health practice, if you will, Brian Lubell, right. And some anchor customers came with it, experience. And so if I could do one of those and every one of these industries, you know, we work right. So that’s a key vector for m&a, like and then the other vector. You know, as we continue our transformation, I’ve said a couple of times that we’re only, you know, two and half or three years into this five year journey, this phase to transformation to KORE three dot O, if you will, we’re sort of in phase two, standing up the industry go to market, trying to take leadership in eSIM, right. We’ve talked a lot about that. Well, phase three, is about getting ready for 5g and getting ready to do something with this massive data analytics opportunity where we have this global network just transporting data for our customers. We haven’t even begun to scratch the surface on making money from it right. And so there is a vector of, if you will, technology and innovation type acquisition that may accelerate our push into AI IoT, the edge compute edge analytics over the next couple of years, but those are the two primary m&a vectors.

Mike Lattimore: And having spent some time with your CTO, you know, he has a nice cloud and data analytics background so you can seems like he kind of will understand how to help you guys benefit from 5g evolution and data analytics.

Romil Bahl: Yeah, nice, fantastic, great thoughtful guide writing a number of things for us. And yeah, he will definitely be the sponsor, if you will, the executive sponsor of any acquisitions and the 5g analytics, right.

Mike Lattimore: Awesome! Great. Well, super helpful Romil. Thanks. Thanks for doing this. Thanks Puneet. Any other one or two points on it before we wrap up?

Romil Bahl: I don’t know that. You know, I have any, you know, major pithy remarks to make I’m hopeful that your investor base has heard that we are entirely different from the average SPAC that causes concerns. We’re not telling you the five years from now we’ll have revenue we have very real revenue today. And tomorrow and again, 2021 was 2022. We will beat these projections. And we hope to see you in our investor base. Thanks very much. Thanks.

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